Exhibit 4.56

DRAXIS HEALTH INC

CHARTER OF THE HUMAN RESOURCES AND COMPENSATION COMMITTEE

I.              Overall Purpose / Objectives:

The Human Resources and Compensation Committee (the “Committee”) is responsible for reviewing and making recommendations to the Board of Directors (the “Board”) of Draxis Health Inc. (the “Corporation”) for the appointment of the Chief Executive Officer, President and Senior Officers (the “Executive Officers”) of the Corporation and for considering their terms of employment. Its mandate also includes reviewing succession planning and compensation matters (including design of compensation and benefit plans) recommending awards under the Corporation’s short and long-term incentive plans and other matters, as may be specifically directed by the Board from time to time.

II.            Composition:

The Committee shall consist of not fewer than three (3) directors, none of whom shall be an employee of the Corporation or its subsidiaries or related companies. All of the members of the Committee must be determined by the Board to be unrelated or independent in respect of the Corporation as contemplated by the laws, regulations and listing requirements to which the Corporation is subject. All members of the Committee shall have a working familiarity with basic human resources and compensation practices.

Members of the Committee shall be appointed by the Board on the recommendations of the Nominating and Corporate Governance Committee and shall serve at the pleasure of the Board. The Board shall designate the Chair of the Committee.

III.           Meetings, Reports and Resources:

The Committee shall meet at least two times annually, or more frequently as circumstances dictate. The Committee may invite from time to time such persons as it may see fit to attend and participate in its meetings. The Committee shall meet at least annually to review Executive Officer compensation. Meetings of the Committee may be called by its Chairman, the Chairman of the Board or the Chief Executive Officer.

A majority of Committee members shall constitute a quorum.

Minutes of all meetings of the Committee shall be maintained and submitted as soon as practicable to the Board. In addition, the Committee will report to the Board on the Committee’s activities at the Board meeting following each Committee meeting.

IV.           Interpretation:

For the purpose of this mandate, “compensation” includes:

1.             changes in individual salaries and salary ranges, or the basis for establishing salary levels;

2.             individual bonus payments and the basis for these payments, including performance against established objectives and targets; and

3.             individual short and long-term incentive grants, including stock options and deferred share units.

V.            Duties and Responsibilities:

The following are the duties and responsibilities of the Committee:

1.             The Committee shall, among other things, have responsibility to advise the Board on human resources planning, the evaluation and compensation of directors, Executive Officers and other employees, short and long-term incentive plans, benefit plans, and Executive Officer appointments.

2.             The Committee shall review and report to the Board on:

(i)            Management’s succession plans for Executive Officers, with special emphasis on the Chief Executive Officer succession, and including specific development plans and career planning for potential successors;

(ii)           Compensation philosophy of the organization, including a compensation strategy and compensation policies for Executive Officers, as proposed by the Chief Executive Officer;

(iii)          Recommendations to the Board for the appointment of the Chief Executive Officer and other Executive Officers, corporate objectives that the Chief Executive Officer and such other Executive Officers, as the case may be, are responsible for meeting, assessment of the Chief Executive Officer against these objectives, monitoring of the Chief Executive Officer’s performance, and providing advice and counsel in the execution of his duties;

(iv)          Total compensation plans including adequacy and form of compensation realistically reflecting the responsibilities and risks of the position for the Chief Executive Officer of the Corporation and, in connection therewith, consider appropriate information, including information from the Board with respect to the overall performance of the Chief Executive Officer;

(v)           Compensation for Executive Officers, annual adjustment to Executive Officer salaries, and the design and administration of short and long-term incentive plans, stock options, benefits and perquisites as proposed by the Chief Executive Officer;

(vi)          Employment and termination arrangements for Executive Officers;

(vii)         Adoption of new or significant modifications to pay and benefit plans;

(viii)        Significant changes to the Corporation’s organizational structure relating to human resources function;

(ix)           The Committee’s proposed executive compensation report to be contained in the Corporation’s annual Management Proxy Circular;

(x)            Management development programs for the Corporation;

(xi)           Any special employment contracts or arrangements with Executive Officers of the Corporation including any contracts relating to a change of control;

(xii)          Remuneration for members of the Board of Directors and Committees thereof, including adequacy and form of compensation realistically reflecting the responsibilities and risks of the positions and recommending changes where applicable;

(xiii)         Compliance by the Corporation and its subsidiaries with all applicable employment and labour legislation; and

(xiv)        The performance of the Committee and the effectiveness of the Committee’s members.

3.             The Committee shall perform such other duties as may from time to time be assigned to it by the Board including those relating to compensation of officers and senior employees and the employee resources of the Corporation.

4.             The Board should review and reassess the adequacy of this mandate on a periodic basis.

VI.           Delegation to Sub-committee:

The Committee may, in its discretion and as appropriate, delegate duties and responsibilities to any single member or members of the Committee, the Board, or to a sub-committee of the Committee.

VII.         Resources and Authority of the Committee:

The Committee shall have the resources and authority appropriate to discharge its duties and responsibilities, including the authority to retain counsel or other experts, as it deems appropriate, without seeking approval of the Board or senior management of the Corporation. The expenses of such counsel or other experts shall be borne by the Corporation. The Corporation shall provide for appropriate funding to any advisors employed by the Committee.

The procedure to engage counsel or other experts will be as follows: the member of the Committee who wishes to engage counsel or an expert will have to advise the Chair of the Committee that he wishes to do so. The Chair of the Committee will then call a meeting of the Committee to discuss the request and to set up the scope of the engagement. The Chair will also advise the Board Chair of any such engagement.